Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (No. 333-270350) on Form S-3, (No. 333-259872) on Form S-8, and (No. 333-284816) on Form S-4 of our reports dated February 26, 2025, with respect to the consolidated financial statements of Clearwater Analytics Holdings, Inc. and the effectiveness of internal control over financial reporting.

/s/ KPMG LLP

Boise, Idaho
February 26, 2025